UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of July 2015

Commission File Number: 001-04307

Husky Energy Inc.

(Exact name of registrant as specified in its charter)

707 – 8th Avenue S.W., Calgary, Alberta, Canada T2P 1H5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On July 6, 2015, Husky Energy Inc. issued a press release providing an update on the production at its Sunrise Energy Project in northeast Alberta. A copy of the press release is attached as Exhibit “A”.

The attached press release is being furnished, not filed, and will not be incorporated by reference into any registration statement filed by Husky Energy Inc. under the US Securities Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUSKY ENERGY INC.

Date: July 6, 2015	By:	/s/ James D. Girgulis
JAMES D. GIRGULIS
SENIOR VICE PRESIDENT, GENERAL COUNSEL & SECRETARY

Exhibit A

Sunrise Energy Project Production Update

Calgary, Alberta (July 6, 2015) – Husky Energy is continuing to ramp up production at the Sunrise Energy Project in northeast Alberta.

Sunrise began producing bitumen in mid-March 2015. Twenty five well pairs are now on production, with steaming under way on 43 of 55 well pairs. Strong reservoir and facility performance has contributed to increasing production volumes averaging 5,000-5,500 barrels per day (bbls/day) at the end of June, ahead of plan.

“We continue to follow a steady, deliberate timetable as we increase production at Sunrise, and this approach is delivering better than expected results,” said CEO Asim Ghosh. “Sunrise is one of many low sustaining capital projects in our near-term portfolio that is designed to provide increasing value through and beyond the current low oil price environment.”

Sunrise production is expected to increase to full capacity of about 60,000 bbls/day (30,000 bbls/day net to Husky) around the end of 2016. The project is an important element in the plan to add approximately 85,000 bbls/day of new production by the end of 2016, a portion of which is anticipated to offset natural declines across the Company’s overall portfolio.

Husky is the operator of Sunrise, which is located approximately 60 kilometres northeast of Fort McMurray. The Company has a 50 percent working interest in the steam-assisted gravity drainage project with BP, which operates the jointly-owned BP-Husky Toledo refinery. Bitumen from Sunrise can be processed at the Toledo refinery.

Husky Energy is one of Canada’s largest integrated energy companies. It is headquartered in Calgary, Alberta, Canada and its common shares are publicly traded on the Toronto Stock Exchange under the symbol HSE. More information is available at www.huskyenergy.com

For further information, please contact:

Investor Inquiries:	Media Inquiries:

Dan Cuthbertson Manager, Investor Relations Husky Energy Inc. 403-298-6817	Mel Duvall Manager, Media & Issues Husky Energy Inc. 403-513-7602

FORWARD-LOOKING STATEMENTS

Certain statements in this news release are forward-looking statements and information (collectively “forward-looking statements”), within the meaning of the applicable Canadian securities legislation, Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended. The forward-looking statements contained in this news release are forward-looking and not historical facts.

Some of the forward-looking statements may be identified by statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “will continue”, “is anticipated”, “is targeting”, “estimated”, “intend”, “plan”, “projection”, “could”, “aim”, “vision”, “goals”, “objective”, “target”, “schedules” and “outlook”). In particular, forward-looking statements in this news release include, but are not limited to, references to:

•	with respect to the business, operations and results of the Company generally: the Company’s general strategic plans and growth strategies; and planned increases in production by the end of 2016; and

•	with respect to the Company’s Oil Sands properties: anticipated timing of increase to, and anticipated daily volumes of, production at full capacity at the Company’s Sunrise Energy Project.

Although the Company believes that the expectations reflected by the forward-looking statements presented in this news release are reasonable, the Company’s forward-looking statements have been based on assumptions and factors concerning future events that may prove to be inaccurate. Those assumptions and factors are based on information currently available to the Company about itself and the businesses in which it operates. Information used in developing forward-looking statements has been acquired from various sources including third-party consultants, suppliers, regulators and other sources.

Because actual results or outcomes could differ materially from those expressed in any forward-looking statements, investors should not place undue reliance on any such forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Some of these risks, uncertainties and other factors are similar to those faced by other oil and gas companies and some are unique to Husky.

The Company’s Annual Information Form for the year ended December 31, 2014 and other documents filed with securities regulatory authorities (accessible through the SEDAR website www.sedar.com and the EDGAR website www.sec.gov) describe risks, material assumptions and other factors that could influence actual results and are incorporated herein by reference.

Any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by applicable securities laws, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all of such factors and to assess in advance the impact of each such factor on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are dependent upon other factors, and the Company’s course of action would depend upon its assessment of the future considering all information then available.